Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES FROM CONTINUING OPERATIONS

(Dollars in thousands)	2009	2008	2007	2006	2005

Earnings from continuing operations:
Income before taxes	$(29,464)	$(139,856)	$23,606	$42,747	$44,033
Add: Fixed charges	32,989	31,437	39,162	38,463	36,880
Total earnings	$3,525	$(108,419)	$62,768	$81,210	$80,913

Fixed charges:
Interest expense, including amortization of deferred loan costs	$31,686	$30,110	$37,881	$37,059	$35,662
Interest expense estimate within rental expense	1,303	1,327	1,281	1,404	1,218
Total fixed charges	$32,989	$31,437	$39,162	$38,463	$36,880

Earnings / Fixed Charges	0.11	(3.45)	1.60	2.11	2.19